

Mail Stop 3561

August 19, 2015

Robert G. Phillips
Chief Executive Officer
Crestwood Equity Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Equity Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated August 14, 2015**
> **File No. 001-34664**
> **Crestwood Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated August 14, 2015**
> **File No. 001-35377**

Dear Mr. Phillips:

We have reviewed your August 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2015 letter.

General

1. As previously requested, please provide a written statement from Crestwood Equity and Crestwood Midstream acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crestwood Equity Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

2. We note your response to comment 2. Please revise future filings to include the substance of your response in order to explain why this adjustment provides useful information to investors regarding your financial condition and results of operations as required by Item 10(e)(1)(i) of Regulation S-K. Please ensure your disclosure specifies why certain gains and losses are excluded or included as opposed to others.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 6 – Investments in Unconsolidated Affiliates

Tres Palacios Holdings LLC, page 125

3. After reviewing your response to comment 8, please tell us whether Tres Holdings is treated as a corporation or a partnership for the purposes of applying the guidance in ASC 810. Additionally, in your response, please provide us with your variable interest entity analysis under ASC 810 as it relates to Tres Holdings, including your consideration of ASC 810-10-15-17(d)(3). Please be detailed in your response.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products